Filed by AbbVie Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
On June 25, 2014, AbbVie made the following information available at	Subject Company: Shire plc
http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents:	Commission File No.: 0-29630

AbbVie Facts Supplementary Information June 2014

AbbVie: A Leading Global Biopharmaceutical Company 1 TRADITIONAL PHARMA BIOTECH The stability, global scale and resources to effectively commercialize discoveries for patients The focus, creativity, culture and agility to achieve breakthrough science BIOPHARMA BIOTECH TRADITIONAL PHARMA Created on January 1, 2013 as a global, independent biopharmaceutical company, AbbVie has a 125+-year heritage in delivering innovative pharmaceuticals as a division of Abbott

Richard Gonzalez, Chairman and CEO Rick Gonzalez is a 30-year veteran who led Abbott’s global pharmaceutical division (R&D, commercial operations, manufacturing). Under his leadership, the division flourished as a profitable business, consistently delivering strong performance. Over this tenure, Rick oversaw the successful integration of assets from major acquisitions such as Solvay Pharmaceuticals, Kos Pharmaceuticals, Perclose, TheraSense, and Guidant’s vascular business. He led the strategy to establish AbbVie as a global, independent biopharmaceutical company currently operating in 170 countries worldwide. In its first year, Rick led AbbVie to deliver 60 percent total shareholder return (nearly 2x S&P 500) and increase pipeline investment by 22 percent (Q1 ’13 vs Q1 ’14). Rick played a key role in driving the clinical and commercial development of the prescription biologic Humira, a product that now generates more than $10 billion per year in sales. Prior Abbott roles included: President and Chief Operating Officer; President and Chief Operating Officer of the Medical Products Group; Senior Vice President and President of the former Hospital Products Division (now Hospira, Inc.); Vice President and President of the Health Systems Division; and Divisional Vice President and General Manager for Diagnostics Operations in the United States and Canada. 2

Selected AbbVie Key Product Sales Quarter Ended March 31, 2014 (unaudited) Sales (in millions) % Change vs. 1Q13 International Total U.S. Int'l. Total U.S. Operational Reported Operational Reported TOTAL SALES $2,226 $2,337 $4,563 4.9% 8.5% 5.9% 6.7% 5.4% Humira 1,192 1,445 2,637 24.7 13.9 12.2 18.4 17.5 Synagis -- 354 354 n/a 9.3 2.7 9.3 2.7 AndroGel 254 -- 254 6.0 n/a n/a 6.0 6.0 Synthroid 157 -- 157 31.5 n/a n/a 31.5 31.5 Sevoflurane 19 123 142 15.9 5.2 1.5 6.5 3.2 Creon 107 -- 107 18.4 n/a n/a 18.4 18.4 Duodopa -- 52 52 n/a 29.4 32.2 29.4 32.2 3 Key brands drove our performance in the quarter with medicines like Humira, Synthroid, Creon and Duodopa delivering double-digit growth. NOTE: "Operational" growth reflects the percentage change over the prior year excluding the impact of exchange rate fluctuations. SOURCE: Extracted from First-Quarter 2014 Financial Results announcement, Apr 25, 2014.

AbbVie Pipeline Snapshot 4 Our pipeline continues to advance in 2014 with numerous data milestones, regulatory submissions and phase transitions, including the initiation of a Phase III trial for veliparib in non-small cell lung cancer. Additionally, for AbbVie’s interferon-free HCV combination, the US FDA recently granted a priority review and the European Medicines Agency validated and placed it under accelerated review.

As Abbvie has announced three deals to grow our pipeline and advance leadership in key therapeutic areas Ablynx: a global license agreement to develop and commercialize the anti-IL-6R Nanobody, ALX-0061, to treat inflammatory diseases. ALX-0061 successfully completed a Phase IIa study in February 2013 in patients with moderately to severely active rheumatoid arthritis (RA). This collaboration builds on AbbVie's expertise and leadership in the field of RA – Sept. 2013 Galapagos: a global alliance to discover, develop and commercialize novel potentiator and combination therapies in cystic fibrosis (CF), an inherited chronic disease that affects 70,000 people worldwide. AbbVie and Galapagos will work collaboratively to contribute technologies and resources in order to develop and commercialize oral drugs that address the main mutations in CF patients, including F508del and G551D. This collaboration builds on AbbVie’s expertise and leadership in CF. – Sept. 2013 Alvine: a global collaboration to develop a novel oral treatment for patients with celiac disease, currently in Phase II development. ALV003 is an investigational oral therapy composed of two recombinant, gluten specific enzymes (a cysteine protease (EP-B2) and a prolyl endopeptidase (PEP)), that degrade gluten in-vitro and in human clinical testing, and may reduce the symptoms and intestinal injury associated with celiac disease in patients attempting to adhere to a gluten-free diet. Data from a Phase 2a study reported at Digestive Disease Week (DDW) 2012, showed reduction of intestinal inflammation in patients exposed to gluten and treated with ALV003 compared to patients treated with placebo. This collaboration builds on AbbVie's expertise and leadership in the field of gastroenterology with its on-market products to treat Crohn's disease, ulcerative colitis, and diseases associated with exocrine pancreatic insufficiency. – May 2013 5

FORWARD-LOOKING STATEMENTS This announcement contains certain forward-looking statements with respect to a possible combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination if it is made, adverse effects on the market price of AbbVie’s common stock and on AbbVie’s operating results because of a failure to complete the possible combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by AbbVie in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause AbbVie’s plans with respect to Shire, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, which has been filed with United States Securities and Exchange Commission (the “SEC”), the contents of which are not incorporated by reference into, nor do they form part of, this announcement. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. 6

ADDITIONAL INFORMATION This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for or purchase or purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Subject to future developments, AbbVie may file a registration statement and/or tender offer documents with the SEC in connection with a combination. Holders of Shire and/or AbbVie shares should read those filings, and any other filings made by AbbVie with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at AbbVie’s website at www.abbvieinvestor.com. 7

Responsibility Statement "The directors of AbbVie accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything likely to affect the import of such information" 8